Exhibit 99.1

FOR IMMEDIATE RELEASE

CNOOC Ltd Announces the Startup of Xijiang 23-1

(Hong Kong, June 24, 2008) - CNOOC Limited (the "Company" or “CNOOC Ltd.”; NYSE “CEO”, SEHK “883”) announces today that its new oil field Xijiang (XJ) 23-1 in the South China Sea has successfully started production.

XJ23-1 is located in Block XJ04 in the Pearl River Mouth Basin, about 19 kilometers east of XJ24-3 oil field. Its development facilities contain one platform, one FPSO and 15 producing wells.

Currently, the field is producing approximately 31,000 barrels of oil per day via 10 wells. The other wells will start production in succession. The peak daily production of XJ23-1 is expected to hit 40,000 barrels.

Mr. Liu Jian, Executive Vice President of the Company commented, “XJ23-1 is one of the major projects we are working on in 2008, it is also the third field of the Company which has commenced production this year. The on schedule start-up of XJ23-1 will strengthen our ability to realize this year’s production target as well as to benefit our long-term production growth in the Eastern South China Sea.”

XJ23-1 was discovered in 2003. CNOOC Ltd. holds 100% interest of the field and acts as the operator.

- End -

Notes to Editors:

More information about the Company is available at http://www.cnoocltd.com.

*** *** *** ***

This press release includes “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, including statements regarding expected future events, business prospectus or financial results.  The words “believe,” “intend,” “expect,” “anticipate,” “project,” “estimate,” “plan,” “predict” and similar expressions are intended to identify such forward-looking statements.  These statements are based on assumptions and analyses made by us that we believe are reasonable under the circumstances.  However, whether actual results and developments will meet our expectations and predictions depend on a number of risks and uncertainties which could cause our actual results, performance and financial condition to differ materially from our expectations.  For a description of these and other risks and uncertainties, please see the documents we file from time to time with the United States Securities and Exchange Commission, including our 2006 Annual Report on Form 20-F filed on June 29, 2007.

*** *** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
General Manager of Investor Relations
CNOOC Limited
Tel: +86-10-8452-1646
Fax: +86-10-8452-1441
E-mail: xiaozw@cnooc.com.cn

Ms. Carol Wong
Ketchum Newscan Public Relations Ltd
Tel: +852-3141-8098
Fax: +852-2510-8199
E-mail: carol.wong@knprhk.com